November 15, 2024

Isabelle Freidheim
Chief Executive Officer
Athena Technology Acquisition Corp. II
442 5th Avenue
New York, NY 10018

       Re: Athena Technology Acquisition Corp. II
           Preliminary Proxy Statement on Schedule 14A
           Filed November 4, 2024
           File No. 001-41144
Dear Isabelle Freidheim:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Risk Factors, page 22

1. We note that you are seeking to extend your termination date to September 14, 2025, a date which is 45 months from your initial public offering. We also note that you are currently listed on the NYSE American and Section 119(b) of the NYSE American
       Company Guide requires that a special purpose acquisition company complete a business combination within 36 months of the effectiveness of its IPO registration statement. Please revise your disclosure regarding a right to appeal a delisting to conform with your language on page 23 that states that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from the NYSE American after the 36-month window ends on December 10,
       2024. See Section 119(f) of the NYSE American Company Guide. In addition, disclose that as a consequence of any such suspension or delisting, you may no longer be attractive as a merger partner.
 November 15, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-
3713 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Scott W. Westhoff